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SEC FILE NUMBER
8-42740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 ENDING December 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sands Brothers & Co., Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Caska 212-697-5200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cuttter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Caska swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sands Brothers & Co., Ltd., as of

December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✖ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDS BROTHERS & CO., LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sands Brothers & Co., Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Sands Brothers & Co., Ltd. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sands Brothers & Co., Ltd. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2004

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

SANDS BROTHERS & CO., LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 920,601
Due from clearing broker	7,294,023
Securities owned	165,459
Furniture and equipment, net of accumulated depreciation of $2,161,991	375,505
Due from affiliates	4,147,990
Other assets	816,344
	$ 13,719,922

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 6,264,957
Securities sold but not yet purchased	27,569
	6,292,526

Stockholders' equity

Common stock, $1 par value; 1,000 shares authorized; 100 shares issued; 90 shares outstanding	1,000
Additional paid-in capital	4,527,500
Retained earnings	2,961,396
	7,489,896
Treasury stock, 10 shares at cost	(62,500)
	7,427,396
	$ 13,719,922

See notes to financial statements

SANDS BROTHERS & CO., LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 20,212,234
Interest	1,801,430
Other income	5,000,633
	27,014,297
EXPENSES	
Salaries and payroll costs	21,035,816
Clearing costs	1,404,154
Occupancy	2,181,805
Communications	2,337,264
Interest	9,486
Other expenses	4,204,729
	31,173,254
NET LOSS	$ (4,158,957)

See notes to financial statements

SANDS BROTHERS & CO., LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2003

Cash flows from operating activities	
Net loss	$ (4,158,957)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	747,516
Decrease in due from clearing broker	3,069,292
Increase in securities owned	(96,774)
Increase in due from affiliates	(1,205,577)
Increase in other assets	(308,088)
Decrease in accrued expenses	(807,924)
Increase in securities sold, but not yet purchased	8,592
Total adjustments	1,407,037
Net cash used in operating activities	(2,751,920)
Cash flows from investing activities	
Cash payments for the purchase of furniture and equipment	(42,938)
Net cash used in investing activities	(42,938)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,794,858)
CASH AND CASH EQUIVALENTS - BEGINNING	3,715,459
CASH AND CASH EQUIVALENTS - END	$ 920,601

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ 9,486
Income taxes	$ 8,448

See notes to financial statements

SANDS BROTHERS & CO., LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS*	*TREASURY STOCK*	*TOTAL*
Balance - beginning	$ 1,000	$ 4,527,500	7,120,353	$ (62,500)	$ 11,586,353
Net loss	-	-	(4,158,957)	-	(4,158,957)
Balance - end	$ 1,000	$ 4,527,500	$ 2,961,396	$ (62,500)	$ 7,427,396

See notes to financial statements

1. ORGANIZATION

Sands Brothers & Co., Ltd. (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Owned

Securities owned and securities sold, but not yet purchased, are valued at current market value.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over the life of the related asset.

Income Taxes

The Company has elected to be taxed as an "S" Corporation. An "S" Corporation generally pays no federal income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state and local franchise taxes.

Statement of Cash Flows

For the purpose of the statement of cash flows, cash and equivalents consist of cash and money market balances and certificates of deposit with a maturity of 3 months or less.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company, as a non-clearing broker, does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Fiserv Securities, Inc. ("Fiserv") located in Philadelphia, Pennsylvania. Fiserv has loaned $10,000,000 (approximately $9,978,000 as of December 31, 2003) to an affiliate of the Company, who provides services to the Company. The Company's stock is held as security on the loan.

The Company is located in New York City, Florida, San Francisco and Texas and its customers are located primarily throughout the United States.

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. SECURITIES OWNED/SECURITIES SOLD, BUT NOT YET PURCHASED

Balances consist of the following as of December 31, 2003:

	Securities owned	Securities sold, but not yet purchased
U.S. equity securities	$ 114,134	$ 2,404
U.S. debt securities	51,325	25,165
	$ 165,459	$ 27,569

4. EXPENSES AND AFFILIATES

The Company provides office space, support staff and other costs to entities that provide services to the Company and expenses are allocated based on estimated usage. Expenses are presented in the statement of operations net of reimbursed amounts from affiliates of approximately $1,207,000.

Included in other income are asset management fees of approximately $2,854,000 from entities that provide services to the Company.

Amounts due from affiliates are with entities that provide services to the Company and are due on demand without interest.

Included in salaries and payroll costs is compensation to executive officers for 2003 and 2002 which were approved by the board of directors in 2003.

5. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2003.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in New York City, Florida, San Francisco and Texas under leases, which expire in various dates by December 2006. The leases call for annual payments totaling approximately $1,369,000 plus adjustments based on specified escalations. Rent expense for the year ended December 31, 2003 was approximately $1,443,000.

Minimum future rental payments are as follows:

Years Ended December 31,	
2004	$1,369,000
2005	1,145,000
2006	21,000
	$2,535,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $2,045,110, which was $1,627,446 in excess of its required net capital of $417,664. The Company had a percentage of aggregate indebtedness to net capital of 306% as of December 31, 2003.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

SANDS BROTHERS & CO., LTD. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 7,427,396
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliates	4,147,990
Furniture and equipment	375,505
Other assets	821,692
	5,345,187
Net Capital before undue concentration and haircuts on securities positions	2,082,209
Haircuts and undue concentration and commitments	37,099
NET CAPITAL	$ 2,045,110
AGGREGATE INDEBTEDNESS	
Accrued expenses and other current liabilities	$ 6,264,957
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	306%
MINIMUM NET CAPITAL REQUIRED	$ 417,664
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,627,446

Note:

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2003

Net capital, as reported in Company's part II (unaudited) Focus Report	$ 2,140,002
Net audit adjustments	(94,892)
Net Capital, per above	$ 2,045,110

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Sands Brothers & Co., Ltd.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sands Brothers & Co., Ltd. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Zilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2004